

Silicon Storage Technology, Inc.

News Release

For More Information Contact:

Leslie Green
Stapleton Communications Inc.
(650) 470-0200

Jack K. Lai
Vice President & Chief Financial Officer
Silicon Storage Technology, Inc.
jlai@sst.com
(408) 735-9110

SST Appoints Arthur O. Whipple as Chief Financial Officer
Jack K. Lai to Become Vice President of Administration and Corporate Development

SUNNYVALE, Calif., Oct. 20, 2005 -- SST (Silicon Storage Technology, Inc.) (NASDAQ: SSTI), a leader in flash memory technology, today announced that it has appointed Arthur O. Whipple as chief financial officer, effective Jan. 1, 2006. Whipple, currently SST's corporate controller, will replace Jack K. Lai, who will become SST's vice president of administration and corporate development.

"We are pleased to promote Art to chief financial officer," said Bing Yeh, chief executive officer. "Art has a strong financial background and extensive public company experience. Since joining the company as corporate controller in March, he has been an integral part of our finance team. We believe this will be a natural transition and look forward to utilizing his expertise in this new role."

"As vice president of administration and corporate development, Jack will focus on global planning," said Yeh. "He will oversee the implementation of corporate policies worldwide to ensure consistency throughout our organization. Jack has made significant contributions to SST in the last two years and we believe that this new role will leverage his talents well and allow SST to maintain strict controls as we continue to expand our interests globally."

Arthur O. Whipple has served as SST's corporate controller since March 2005. Prior to joining SST,

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Whipple was employed by QuickLogic Corp., a fabless manufacturer of field programmable logic products and embedded standard products, initially as its vice president of finance, chief financial officer and secretary and later as vice president and general manager of its logic products business unit. In 2004 and 2005, Whipple also served as a financial consultant to Technovus, Inc., a privately-held fabless semiconductor manufacturer. From April 1994 to April 1998, Whipple served as vice president of engineering for ILC Technology, a manufacturer of high performance lighting products, and also as vice president of finance and operations by its subsidiary, Precision Lamp, a manufacturer of high-performance lighting products. From February 1990 to April 1994, Whipple was president of Aqua Design Inc., a privately-held provider of water treatment services and equipment. Whipple holds a B.S.E.E. from the University of Washington and an M.B.A. from Santa Clara University.

About Silicon Storage Technology, Inc.

Headquartered in Sunnyvale, California, SST designs, manufactures and markets a diversified range of nonvolatile memory solutions, based on proprietary, patented NOR type SuperFlash technology, for high volume applications in the digital consumer, networking, wireless communications and Internet computing markets. SST's product families include various densities of high functionality flash memory components, flash mass storage products and flash microcontrollers. SST also offers its SuperFlash technology for embedded applications through its broad network of world-class manufacturing partners and technology licensees, including TSMC, which offers it under its trademark Emb-FLASH. Further information on SST can be found on the company's Web site at http://www.sst.com.

Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements regarding flash memory market conditions, the company's future financial performance, the performance of new products and the company's ability to bring new products to market that involve risks and uncertainties. These risks may include timely development, acceptance and pricing of new products, the terms and conditions associated with licensees' royalty payments, the impact of competitive products and pricing, and general economic conditions as they affect the company's customers, as well as other risks detailed from time to time in the company's SEC reports, including the Annual Report on Form 10-K for the year ended December 31, 2004 and on Form 10-Q for the quarters ended March 31, and June 30, 2005.

For more information about SST and the company's comprehensive list of product offerings, please call 1-888/SST-CHIP. Information can also be requested via email to literature@sst.com or through SST's Web site at http://www.sst.com. SST's head office is located at 1171 Sonora Court, Sunnyvale, Calif.; telephone: 408/735-9110; fax: 408/735-9036.

The SST logo and SuperFlash are registered trademarks of Silicon Storage Technology, Inc. Emb-FLASH is a trademark of TSMC. All other trademarks or registered trademarks are the property of their respective holders.

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